UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Helen of Troy Limited
(Exact name of the registrant as specified in its charter)

Bermuda	001-14669
(State or other jurisdiction of	(Commission
incorporation)	File Number)

Clarendon House
2 Church Street
Hamilton, Bermuda
(Address of principal executive offices)

Tessa Judge	(915) 225-8000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐                                  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
Helen of Troy Limited (“Helen of Troy” or “Company”) has concluded in good faith that during 2021,

•Helen of Troy contracted to have manufactured products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) may be necessary to the functionality or production.

•Based on a “reasonable country of origin inquiry” and subsequent due diligence, Helen of Troy is unable to determine whether or not various components/materials, which contribute to products sold by its business segments, are Democratic Republic of Congo (“DRC”) conflict free.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Helen of Troy has filed this Specialized Disclosure Form and the associated Conflict Minerals Report, and both reports are posted to a publicly available Internet site at www.helenoftroy.com.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2021 is filed as Exhibit 1.01.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit Number	Description
Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Helen of Troy Limited

/s/ Matthew J. Osberg	May 10, 2022
Matthew J. Osberg
Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer